Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

January 18, 2005

MERGER Q&A

A series of Q&As concerning the proposed merger

Human resources and corporate communications are working together to collect employees’ questions concerning the announced merger between PSEG and Exelon, and will try to answer them in a timely fashion. While change and uncertainty are not easy, please realize that for many of these questions, there simply are no immediate answers and, for some questions, we may not have answers for some time.

For example, there are definite answers to some questions: “Will the corporate headquarters be in Chicago?” Yes. “Will PSE&G remain in New Jersey?” Yes. “Will there be a reduction in staff if the merger is approved?” Yes. There are, however, many other questions that cannot be answered this early in the process: “What will the new organization look like?” “What benefits will I have if the merger goes through?” “Will the benefits I have today be the same five years from now?” While lack of an answer is unsettling, we are committed to responding to your questions as soon as answers are available.

If you have a question you would like answered, you can submit it by e-mail to MergerQuestions@PSEG.com. If we can answer your question at that time, we will. However, we will also let you know if we currently are unable to answer your question.

Here are answers to more of your questions:

Q.     We have been told that all movements, promotions, job changes, etc., have been suspended in light of the pending Exelon merger. If that is so, why are we still receiving job postings via “CareerLink?"

A.     All movements, promotions and job changes have not been suspended. Operating companies will review their existing MAST vacancies in light of the merger to determine if the position should continue to be staffed. If the position does need to be filled, it will be done so by temporary or contractor help, where possible. Bargaining-unit positions will continue to be filled. All requisitions must be approved in writing by a direct report to the CEO before they can be filled. The CareerLink posting process will continue to be used in filling these jobs.

Q.     How will the merger impact 2005 labor contract negotiations? How does all of this affect our unions and the contracts we have with this company? Will anything change?

A.     Contract negotiations with the four labor unions in New Jersey were well under way before the merger announcement. It is not anticipated that the merger will negatively impact negotiations. In addition, the labor contracts that are in effect the day before the merger is completed will remain the same after the deal is finalized.

Q.     The first “Merger Q&A” that went out in late December stated: “Generally, people in positions that will need to be refilled will not be offered severance.” Does this mean that a person in an existing job might be terminated even though that job will not be eliminated? Will you give some examples of where this might occur?

A.     The statement, “People in positions that will need to be refilled will not be offered severance” means that if an employee who is in a position required for the future company operations elects to leave, he or she would not be eligible for severance.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.